

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Claudia Drago Morante
Chief Legal Officer
Graña Y Montero S.A.A.
Av. Paseo de la República 4667
Surquillo
Lima 34, Peru

> **Re: Graña Y Montero S.A.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 25, 2013**
> **CIK No. 0001572621**

Dear Ms. Morante:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential

submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

4. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

5. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

6. Please remove the last sentence of the first paragraph on page i that states that the information contained in the prospectus is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

7. Please disclose whether the market, industry, and other data you discuss throughout the registration statement represent the most recently available data and therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. Finally, please provide us with copies of these sources, clearly marked to highlight the portion or section that contains the cited information, and cross-reference it to the appropriate location in the registration statement. For example, please provide us with supporting information for your statements under "Our Markets" on page 3 and "Industry" beginning on page 81, as well as the inflation and GDP data on page 50 and the information attributed to Tinsa on page 6, International Data Corporation on page 7, and the Peruvian Ministry of Energy and Mines, Cochilco, and APOYO Consultoria on page 100.

Summary, page 1

8. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to, repeat the detailed information in the prospectus. The detailed description of your business, strengths, and strategies is unnecessary since you repeat them verbatim in the Business section of the prospectus.

9. Please ensure that your prospectus summary provides a balanced presentation of your business. For example, you discuss your strengths and strategies, but you do not discuss your total indebtedness or any of the significant risks you face.

Overview, page 1

10. In the first sentence, you state that you are the largest publicly-traded engineering and construction company in Latin America, as measured by market capitalization as of December 31, 2012. Please clarify whether this is the same measure by which you claim to be the largest engineering and construction company in Peru. If it is not, please disclose the measure by which you are the largest engineering and construction company in Peru. In this regard, we note your disclosure on page 4 that your E&C segment is the largest player in Peru by 2011 revenues. This comment also applies to similar disclosures on pages 7, 50, 92, and 97.

Risk Factors, page 18

Debarment from participating in government bidding processes . . . , page 23

11. We note that, in December 2012, Sedapal S.A. provided you with notice that they had terminated one of your E&C contracts. Please enhance your disclosure to quantify the dollar value of this terminated contract.

Additional Risks Related to our Infrastructure Business, page 27

A substantial or extended decline in oil prices . . . , page 27

12. Some words seem to be missing between the words "demand for oil" and "market uncertainty" in the third sentence of this risk factor. Please revise or explain.

Exchange Rates, page 38

13. For 2012, please provide exchange rate information for the full year. Refer to Item 4.a of Form F-1 and Item 3.A.3.c of Form 20-F.

Use of Proceeds, page 39

14. We note your disclosure that you intend to use the proceeds of this offering for several different purposes. Please disclose the approximate amount of proceeds intended to be used for each such purpose. Refer to Item 4.a of Form F-1 and Item 3.C of Form 20-F.

Management's Discussion and Analysis . . . , page 50

Critical Accounting Estimates and Assumptions, page 54

15. Please significantly expand your disclosures of critical accounting estimates and assumptions to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Please also ensure compliance with IAS 1.122 and IAS 1.125 through 133. Expand your disclosures within Note 2 of your financial statements as well, as applicable.

New Accounting Pronouncements, page 56

16. In the last paragraph of this section on page 57 of the filing, you indicate that the adoption of IFRS 11 required a more detailed analysis of the effect, given your participation in several joint operations. However, after such initial assessment, management considers that the standard will not have a material impact on your financial position or performance because you have joint controlled operations and do not apply the proportional consolidation method, as defined under IFRS 11. However, your disclosure in the subsequent paragraph under Accounting for Subsidiaries, Joint Operations and Associated indicates that you proportionately consolidate (on a line-by-line basis) the results of your joint operations in your financial statements. Please reconcile these apparently contradictory disclosures. Address this comment as it relates to your disclosure on page F-30 as well.

Results of Operations, page 57

17. We note your disclosure on page 51 that fluctuations in the value of Nuevo soles, U.S. dollars and other currencies can materially affect your results of operations. Please enhance your disclosure for both the consolidated and segment results of operations discussions to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

18. For both the consolidated and segment results of operations discussions, please significantly expand your discussion and quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the

underlying business reasons for material changes between periods in line items. For example, enhance your discussion of the change in your E&C revenues on page 62 by discussing revenues by end-market (mining, real estate buildings, power, transportation, oil & gas, water & sewage, and other), activities (electromechanics, civil works, contract mining, buildings, and engineering) and/or by contract type (cost-plus fee contracts, unit price contracts, lump-sum contracts, and EPC contracts). You should also discuss the impact that major projects and events or trends had on revenues in each period presented. With regard to events, we note that, in the first risk factor on page 19, you refer to strikes and protests relating to mining activities, which resulted in commercial disruptions and suspension of certain mining projects, but you do not appear to discuss these events in MD&A. Please also discuss revenues related to your concession service agreements. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Refer to Items 5.A.1 and 5.A.4 of Form 20-F as well as Financial Reporting Codification 501.04.

Comparison of Results of Operations for 2010 and 2011, page 68

Business Segments, page 70

Engineering and Construction, page 70

19. In the last paragraph on page 70, you state that your E&C gross margin was affected by the trend in your contractual arrangements towards less risky contracts which provide more stable results at lower profit margins. Please elaborate on this statement to discuss the types of contracts you find to be less risky and provide more stable results.

Liquidity and Capital Resources, page 75

Cash Flow from Operating Activities, page 77

20. Please revise to provide a more robust discussion of the changes in operating cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

21. We note that your foreign operations are increasing. To the extent material, please enhance your liquidity disclosure to address the following:

- Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of December 31, 2012;

- Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

- Disclose, if true, that you do not intend to repatriate these amounts; and

- Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 5(b) of the Form 20-F.

Indebtedness, page 77

22. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with the specific computations used to arrive at the actual ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/ corpfin/guidance/nongaapinterp.htm.

23. We note that several of your leasing obligations or promissory notes have reached their maturity dates. Please disclose the current status of these obligations.

24. We note your discussion of a syndicated loan and unsecured loans on pages 78 and 79. Please tell us what consideration you gave to filing these loan agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Contractual Obligations, page 79

25. Please revise your table of contractual obligations to include the following, as applicable:

- Payments you are obligated to make under your interest rate swap agreements;

- Estimated interest payments on your debt; and

- Planned or required payments to fund pensions and other post-employment benefits.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Quantitative and Qualitative Disclosures about Market Risk, page 80

26. We note your discussion of exchange rate risk and interest rate risk in this section. However, we also note your reference to price risk and commodity price fluctuations on

pages F-31 and F-32. In this section, please provide the quantitative information about commodity price risk required by Item 11(a)(1) of Form 20-F.

Business, page 92

General

27. Please revise the business section to include a description, including the amount invested, of your principal capital expenditures and divestitures since the beginning of your last three financial years. Your description should also include information concerning the principal capital expenditures and divestitures currently in progress and the method of financing. Refer to Item 4.A.5 and 6 of Form 20-F.

28. Please revise the business section to include a description of the seasonality of your business. In this regard, we note your references to cyclicality or seasonality on pages vii, 8, 22, 25, 97, and 142. Refer to Item 4.B.3 of Form 20-F.

29. We note that you have presented Peruvian GAAP revenues for 2003 through 2009 alongside your IFRS revenues for 2010 through 2012. Please do not present this data side-by-side as the trends depicted may not be appropriate given the different accounting bases.

Our Corporate Structure, page 95

30. For each of your subsidiaries, please disclose the country of incorporation or residence. Refer to Item 4.C of Form 20-F.

Infrastructure, page 105

Oil Production, page 113

Estimated Proved Reserves, page 114

31. In your "Estimated Proved Reserves" discussion on page 114, you refer to "[y]our estimated proved crude oil and natural gas reserves." Please confirm to us whether these are actually "your" reserves, and revise your disclosure if necessary. In this regard, we note your disclosure on page 113 that you operate and extract oil from two fields under contracts in which you provide hydrocarbon extraction services to Perupetro. You further state that hydrocarbons extracted from such fields belong to Perupetro.

32. We note your statement that the estimated proved crude oil and natural gas reserves as of December 31, 2012 are based on "fiscal-year end prices." Please refer to Rule 4-10(a)(22)(v) of Regulation S-X and clarify for us the basis of determining the crude oil

and natural gas prices used in your estimates of proved reserves as of December 31, 2012.

33. We note your filing on Form F-1 does not include disclosure of the supplemental oil and gas information required under FASB ASC paragraph 932-235-50-2 of Regulation S-K for publicly traded companies. Please tell us how you have evaluated your oil and gas producing activities pursuant to the requirements for disclosures required in the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. See Instruction 2 to Item 18 of the Form 20-F.

34. We note your filing on Form F-1 does not appear to include disclosure relating to the internal controls over the Company's reserves estimation effort or the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. Please refer to Item 1202(a)(7) of Regulation S-K and amend the filing on Form F-1 to include the required disclosures.

35. We note your disclosure on page 115 stating "reserves consumed during 2012 were replenished by reserves derived from 2012 drillings." Please refer to Item 1203(b) of Regulation S-K and expand your disclosure to quantify the amount of proved undeveloped reserves converted into proved developed reserves during 2012.

36. We note your disclosure on page 116 of the amounts invested in drilling activities during 2010, 2011 and 2012. Please refer to Item 1203(c) of Regulation S-K and clarify or expand your disclosure here or on page 115 to denote the capital expenditures made to convert proved undeveloped reserves to proved developed reserves during 2012.

37. Please refer to Rule 4-10(a)(31)(ii) of Regulations S-X and perform an analysis of your proved undeveloped reserves. If you determine material amounts of proved undeveloped reserves will remain undeveloped for five years or more after disclosure in this filing on Form F-1, please expand your disclosure to explain the reasons why as required by Item 1203(d) of Regulation S-K.

Real Estate, page 118

Principal Real Estate Activities, page 119

38. In the table on page 120, please clarify whether "Number of Units Sold" and "Total m^2 Sold" refer to units and m^2 sold but not yet delivered.

Backlog, page 128

39. It is not clear why you have not presented backlog for your Real Estate segment, or, in your Infrastructure segment, for your Norvial toll road concession or your Energy line of

business. Please revise to provide such information, or explain why such information is not necessary.

40. Please enhance your disclosure related to backlog to disclose in total and for each segment the following:

  - The amounts of zero margin backlog, if material;

  - The amounts of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses, if material; and

  - The amounts of backlog that are firm but not yet funded.

E&C Backlog, page 129

41. With reference to your tabular presentation of E&C backlog on page 131, please address the appropriateness of reflecting amounts calculated under Peruvian GAAP and IFRS alongside each other as well as combining such amounts as it appears you have done with your 2008 data.

42. On page 132, we note your disclosure that certain historical ratios may not be indicative of future backlog realization ratios because of unpredictable factors. We further note your disclosure that you "do not believe that the ratio of [y]our E&C segment revenues for 2013 and 2014 . . . will be comparable to [y]our historic ratios." We note similar disclosures on page 20. Please revise your disclosure to more fully explain why you do not believe such ratios will be comparable. For example, if there are specific factors or trends affecting your backlog for these years, please discuss them. Additionally, to the extent material, please consider providing similar disclosures in your MD&A. For example, if you are aware of specific factors or trends affecting backlog such that they would also materially affect your financial position, results of operations, or liquidity, please discuss them.

Regulatory Matters, page 139

43. Please disclose whether you are in compliance with all applicable regulations. In this regard, we note that in some instances, you disclose that you are in compliance with certain laws, but you do not provide similar disclosure in all instances. For example, on page 144, you state that your infrastructure projects comply with applicable environmental laws and regulations, but you do not provide similar disclosure in your discussion of the regulations applicable to the engineering and construction segment.

44. For each set of regulations you discuss, please also discuss the material effects, if any, of such regulations on your business. For example, you discuss the effects of safety regulation in construction projects on page 141, but you do not provide similar disclosure

for other types of regulations such as environmental regulations on pages 142, 144, and 146; zoning regulations on page 148; or contracting laws and regulations on page 149. Refer to Item 4.B.8 of Form 20-F.

Intellectual Property, page 149

45. We note your disclosure that certain operations are protected by copyright law. Please discuss the extent to which you are dependent, if at all, on patents or licenses; industrial, commercial, or financial contracts; or new manufacturing processes, where such factors are material to your business or profitability. Refer to Item 4.B.6 of Form 20-F.

Management, page 150

Board Committees, page 152

Audit and Process Committee, page 152

46. You state that your Audit and Process Committee is comprised of three directors, all of which are independent in accordance with the SEC rules applicable to foreign private issuers. You then state that these members include Messrs. Salah, Ackerman, and Colomer. However, on page 151, you do not identify Mr. José Antonio Colomer Guiu as an independent director. Please advise, or revise your disclosure to reconcile this apparent inconsistency.

Compensation of Directors and Executive Officers, page 157

47. We note you disclose the aggregate compensation paid to senior management and directors but that you do not provide such information on an individual basis. Please tell us whether individual disclosure is required in your home country or has otherwise been made by you. Refer to Item 6.B.1 of Form 20-F.

48. You state that under Peruvian law, unless you dismiss someone for justified cause, you are required to pay the employee 1.5x annual salary for every year with the company for a period not to exceed 12 years. Please confirm whether such requirement also applies to an employee's voluntary termination, with or without cause.

49. We note that you have agreed to provide retirement benefits to your executive officers in an amount equal to 1.5x the annual salary for every year with the company for a period not to exceed 12 years. Please disclose the total amounts you have set aside or accrued to provide such benefits. Refer to Item 6.B.2 of Form 20-F.

Share Ownership, page 158

50. In the second paragraph, you state that, with the exception of certain directors and executive officers, your directors and executive officers hold less than 1% of your outstanding share capital. Please clarify whether such directors and executive officers hold less than 1% of your outstanding share capital individually or in the aggregate.

Related Party Transactions, page 161

51. Please tell us what consideration you gave to filing the agreements governing the related party transactions you identified on pages 161 and 162 as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Our Share Capital, page 163

52. Please provide a summary of each material contract, other than contracts entered into in the ordinary course of business, to which you are a party, for the preceding two years. Refer to Item 10.C of Form 20-F. Additionally, please ensure you file material contracts, in accordance with Item 601(b)(10) of Regulation S-K, as exhibits to the registration statement.

Arbitration, page 166

53. You state that your bylaws include an arbitration clause. Please file a copy of your by-laws with your next submission, and discuss the material terms of this arbitration clause. Additionally, please explain whether this is a requirement for listing on the Lima Stock Exchange or whether arbitration is required by some other source. Note that we may have additional comments upon review of your response.

Market Information, page 168

Market Price of Our Common Shares and ADSs, page 168

Our Shares, page 168

54. Pursuant to Item 7.A.2 of Form 20-F, please indicate here whether any of your common shares are held in the United States and how many, if any, record holders you have in the United States.

55. In addition to the information in the tables on pages 168-169 listing the highest and lowest closing prices for your common shares over the past several years, quarters, and months, please also provide the average daily trading volume for your shares on the Lima Stock Exchange for each of the periods listed.

Underwriting, page 187

56. We note your discussion relating to lock-up agreements on page 188. Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10).

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

57. Please make arrangements with your auditors to have them revise their opinion in order to appropriately opine on the consolidated statements of other comprehensive income.

58. Please make arrangements with your auditors to have them include an English translation of the disclosures provided following the partner's signature.

Consolidated Statement of Comprehensive Income, page F-4

59. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share herein and throughout the filing to round only to the nearest cent.

Consolidated Statement of Other Comprehensive Income, page F-5

60. Please disclose the amount of income taxes related to each component of other comprehensive income in the statement or in the notes to the financial statements. Refer to IAS 1.90.

61. Please reconcile the information presented in this statement to your tabular disclosures provided in Note 20 (d) on page F-70.

Consolidated Statement of Cash Flows, page F-7

62. Please clarify the nature and appropriateness of the "Payments for intangible purchase – Concessions" adjustment to profit not affecting cash flows from operating activities.

63. We note that you have included the fiscal year 2012 reversal of S/.68 million in provisions recorded in connection with the acquisition of CAM within the S/.71 million decrease in other provisions within operating activities. Please tell us what consideration you gave to presenting this reversal as an adjustment to profit not affecting cash flows.

64. Please tell us what consideration you gave to IAS 7.28 which requires the presentation of the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

Note 1 General Information, page F-8

Note 1.b Subsidiaries and Joint Operations, page F-8

65. Please clarify what you mean by the statement, "Additionally, the consolidated financial statements of the Group include Joint Operations accounts in which the Company or certain subsidiaries maintain joint control with their Joint Operations partners."

Note 1.d Approval of the Financial Statements, page F-12

66. You disclose that the consolidated financial statements of Graña y Montero S.A.A. for the year ended December 31, 2012 have been prepared and approved by Management on February 28, 2013 and will be submitted to the Board of Directors within the term established by law. Please expand your disclosure to state the date when the financial statements were authorized for issuance and who gave that authorization. Refer to IAS 10.17.

Note 2 Summary of Significant Accounting Policies, page F-12

Note 2.2.d Joint Operations, page F-13

67. You disclose "Jointly controlled operations involve the use of assets and other resources of the venturers rather than the establishment of a separate entity. Each venturer uses its own assets, incurs its own expenses and liabilities, and raises its own finance. Because the assets, liabilities, income and expenses are recognised in the financial statements of the venturer, no adjustments or other consolidation procedures are required in respect of these items when the venturer presents consolidated financial statements." With reference to your disclosure in Note 1.b, please clarify this disclosure. In addition, we note your disclosure on the bottom of page 57 of the filing which states that you refer to your joint operations as enterprises in which you share control with unrelated entities and you proportionately consolidate (on a line-by-line basis) the results of your joint operations in your financial statements.

Note 2.5 Public Concessions, page F-15

68. Expand your disclosures to address the conditions set forth in IFRIC 12.5 and 12.6 such that your concession agreements with the Peruvian Government are within the scope of IFRIC 12.

69. Expand your disclosures to clarify how and when the financial asset or intangible asset is measured and recognized.

Note 2.7 Financial Assets, page F-17

Note 2.7.1.a Classification – Loans and accounts receivable, page F-18

70. Clarify why the Group's loans and receivables comprise, in part, 'cash and cash equivalents'.

Note 2.21 Employee Benefits, page F-25

71. We note that you have commitments with your workers which comprise both defined benefit and defined contribution plans. As such, please help us understand how you have complied with the disclosure requirements set forth in IAS 19.

Note 2.25 Revenue Recognition, page F-27

72. Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Note 2.15.e Intangible Assets – Block I and Block V, page F-22

73. Expand your disclosures to clarify why the Block I and Block V service contracts do not qualify as public service concessions under IFRIC 12.

Note 2.25.iii Revenue Recognition – Sales of real-estate properties, page F-27

74. You disclose that "Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured. Sales agreement terminations for the period, if any, are recognized with a reduction in sales and cost of sales for the period." Please tell us the nature of the sales agreement such that, based on your stated policy of revenue recognition for sales of real estate properties, a sales agreement termination would require a reduction in sales and cost of sales for the period.

Note 2.27 Leases, page F-28

75. Please help us understand how you have complied with the disclosure requirements set forth in IAS 17.31 and 35 regarding your finance leases and operating leases.

Note 5 Segment Reporting, page F-37

76. Please help us understand how you have complied with the requirements set forth in IFRS 8.33 regarding the disclosure of revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total, as well as the disclosure of non-current assets located in your country of domicile and located in all foreign countries in total.

Note 6 Financial Instruments, page F-47

77. Separately present the financial assets related to the concession agreement included in the Trade and other accounts receivable not including advances to suppliers line item.

Note 9 Work in Progress Due From Customers, page F-50

78. Clarify the difference between the rights receivable and work in progress and your construction services to be billed as reflected in Note 8.

79. You disclose that "The balance of work in progress includes the provision for a decline in margins charged to this account at the time when the associated costs under the construction agreement become higher than the estimated valuation of work progress prepared by the technical area." Please quantify the provision netted against this work in progress account.

Note 19 Other Provisions, page F-68

80. Please expand your disclosures pursuant to IAS 37.85 to address the expected timing of outflows related to the provisions recorded. Please also describe any uncertainties about the amount or timing as well as the major assumptions made concerning future events in arriving at the provision amount.

81. You disclose on page 116 that under the terms of your service contracts, at the time the contract terminates, you are required to close non-producing wells that you have drilled. As of December 31, 2012, you estimated that you will be required to close 70 wells in Block I in December 2021 and 15 wells in Block V in October 2023, out of approximately 400 wells currently not in production. Please tell us what consideration you gave to creating a provision for the remaining wells not in production.

Note 25 Other Income and Expenses, page F-73

82. In 2012, you reversed provisions amounting to S/.68 million that were recognized in 2011 relating to labor and tax contingencies and trade liabilities amounting to S/.28 million that you had reflected on your balance sheet in connection with the CAM acquisition because you determined that the underlying contingencies and liabilities had

become remote, expired or been resolved. Please tell us the date you reversed these provisions. Please significantly expand your disclosure to further describe the facts and circumstances that resulted in you recording the labor and tax contingencies and trade liabilities at the acquisition date, and what specifically happened during 2012 that caused you to determine it was appropriate to reverse the provisions.

Exhibits and Financial Statement Schedules, page II-1

83. Please file all required exhibits, such as the underwriting agreement and the legal and tax opinions, in a timely manner so that we may have time to review them before you request acceleration of the effectiveness of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker for

Pamela Long
Assistant Director

cc: Juan Francisco Méndez (*via e-mail*)
        Simpson Thacher & Bartlett LLP